December 14, 2005

By Facsimile ((212) 649-9483) and U.S. Mail

Matthew M. Ricciardi, Esq.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY  10019

Re:	Overseas Partners Ltd.
      Revised Preliminary Schedule 14A
      Filed November 30, 2005
      File No. 000-11538

      Schedule 13E-3
      Filed November 30, 2005
      File No. 005-40803

Dear Mr. Ricciardi:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Item 2
1. It appears that you include some of the disclosure which is required by Schedule 13E-3 in the schedule and not in the proxy statement that will be disseminated to security holders. We assume that you do not plan to disseminate the Schedule 13E-3 to security holders. If this is the case, please ensure that all of the disclosure required to be disseminated to security holders appears in the proxy statement. Refer to Rule 13e-3(e)(1).

We note, for example:

* the disclosure under clause (f) of this Item;
* clause (f) of Item 5;
* clause (c) of Item 10; and,
* clause (d) of Item 12.
In this regard, please be aware that you may satisfy your disclosure obligation under Schedule 13E-3 by incorporating by reference into that schedule all of the disclosure that you include in the proxy statement. Refer to General Instruction F to Schedule 13E-3.

Item 5
2. We note that in response to the requirements of, among others, clauses (a)-(c) of this Item, you stated "Not applicable." Please explain why you believe these disclosure requirements are not applicable. If you intended to state that you do not have any disclosure responsive to the requirements, please revise your
Schedule 13E-3 to so state.
3. For each line-item in the table disclosed in clause (e) of this Item, disclose the current net book value of your shares or the aggregate value of the shares subject to the put option.

Item 14
4. We note the cross-referenced sections that you indicate respond to this Item`s requirements. It appears, however, that the disclosure referenced does not respond to the requirements of Item 1009 of Regulation M-A. Please revise.

Item 15
5. Please tell us whether you have entered into any agreement or engagement letter with the prospective liquidators. If so, please file it as an exhibit to this Schedule or tell us your basis for not doing so.
6. Tell us where you have filed your plan of liquidation as an exhibit; if you have not done so, please file it as an exhibit to this Schedule.

Item 16
7. Please describe the agreement filed as exhibit (d).

Preliminary Schedule 14A

General
8. We note in your proxy card that security holders will vote on six proposals. Please provide disclosure with respect to each proposal as required by Schedule 14A. To the extent any one proposal is conditioned upon any other proposal, please state so.
9. Please fill in the blanks in your proxy statement.

The Winding Up - Winding Up Process, page 5
10. Please describe the purpose and process of the terminal audit and whether its results will be provided or made available to security holders.
11. Please describe briefly the Consolidated Fund and disclose whether obtaining funds from that fund or from any U.S. state under its escheat laws will result in additional costs to your security holders.

Fairness, page 7
12. We note that the board of directors believes the proposed liquidation to be fair to all security holders. Please note that the determination as to the fairness of the transaction must be made to
the unaffiliated security holders. See Item 8 of Schedule 13E-3. Revise to ensure that any determination of fairness specifically relates to the unaffiliated security holders. Further, expand your disclosure to address how the board determined the liquidation to be
fair in the absence of the procedural safeguards found in Item
1014
(c)-(e) of Regulation M-A.
13. Expand to clarify whether the board performed any quantified analysis to support its fairness determination. If not, so state. Clarify that there is no guarantee that security holders will receive the book value disclosed in this proxy statement as liquidation proceeds.

Certain United States Federal Income Tax Consequences, page 8
14. We note your disclosure that this section summarizes "certain" of the material federal income tax consequences of the merger.
Please
ensure that you discuss all such material consequences and revise the disclosure and heading of this section.

Directors` and Officers` Interests in the Liquidation, page 10
15. We note the absence of any beneficial owner of more than 5% of your shares from this section. We also note that Saul & Co. is the record owner of 84% of your outstanding shares. Please confirm whether Saul & Co. holds beneficial ownership over any or all of the shares it holds of record. If so, please revise the table in this section accordingly.

Statements regarding Forward-Looking Information, page 12
16. We note your reference to the Private Securities Litigation Reform Act of 1995 in this section. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See
Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your proxy statement to delete the reference to the Reform Act, or revise to state explicitly that is safe harbor provisions do not apply in the context of this transaction.
17. We note the disclaimer that you do not undertake any obligations to update the forward-looking statements. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the proxy statement will be amended and recirculated to comply with those rules as necessary.

Financial Statements, page 13
18. We note that you have incorporated by reference the financial statements for the year ended December 31, 2004 and the nine months ended September 30, 2005. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the
summary financial statements required by Item 1010(c) of
Regulation
M-A.  See Instruction 1 to Item 13 of Schedule 13E-3 and Q&A 7 in
Section I.H.7 of the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations (July 2001).   The
pro
forma data for the summarized financial information specified in paragraph (c)(1) through (c)(5) of Item 1010(c) is also required, if material. Please revise to include the summary financial statements in the Schedule 14A filed in connection with this going private transaction.

Incorporation by Reference, page 14
19. Note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings while this Offer is pending, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
Acquisitions
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Matthew M. Ricciardi, Esq.
LeBoeuf, Lamb, Greene & MacRae LLP
December 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE